Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S‑1 of Aqua Metals, Inc. of our report dated dated March 31, 2025, with respect to the consolidated financial statements of Aqua Metals, Inc., included in the Annual Report on Form 10‑K of Aqua Metals, Inc. for the year ended December 31, 2024. We also consent to the reference to our firm under the caption "Experts" in the Registration Statement. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about Aqua Metals Inc.'s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Forvis Mazars, LLP

New York, New York

June 4, 2025